Filed Pursuant to Rule 253(g)(2)
File No. 024-10991

OFFERING CIRCULAR SUPPLEMENT NO. 1

Date of Qualification of the Post-Qualification Offering Circular: February 11, 2021

May 18, 2021

SFLMAVEN CORP.

f/k/a

SUN KISSED INDUSTRIES, INC.

2485 E Sunrise Blvd, 201A

Fort Lauderdale, FL 33304

This document (the “Supplement”) supplements the Post-Qualification Offering Circular Amendment No. 1 of SFLMaven Corp. f/k/a/ Sun Kissed Industries, Inc. (the “Company”) filed on January 11, 2021, as amended on January 28, 2021 and as qualified by the Securities and Exchange Commission on February 11, 2021 (the “Offering Circular”) relating to the offer and sale by us of up to 2,200,000,000 shares of our common stock (the “Common Stock”) at an offering price per share equal to $0.005, for an offering amount of $11,000,000 (the “Offering”). Unless otherwise defined in this Supplement, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The purpose of this supplement is to:

•	Update the name of the Company to SFLMaven Corp. throughout the Offering Circular;

•	Update the offering price for our common shares and number of shares offered throughout the Offering Circular;

Name Change of the Company

On or about March 30, 2021, the Company amended its Certificate of Incorporation with the State of Wyoming to reflect a name change from Sun Kissed Industries, Inc. to SFLMaven Corp. Our Common Stock is traded in the OTCMarket Pink Open Market under the stock symbol “SFLM.”

 Offering Price for Our Common Shares

The following information supersedes and replaces the first paragraph on the cover page of the Offering Circular:

This is the public offering of securities of SFLMaven Corp., f/k/a Sun Kissed Industries, Inc., a Wyoming corporation. We are offering 2,750,000,000 shares of our common stock, par value $0.0001 (“Common Stock”), at an offering price of $0.004 per share (the “Offered Shares”) by the Company, for a total offering of $11 million. This Offering will terminate on twelve months from the day the Offering is qualified or the date on which the maximum offering amount is sold (such earlier date, the “Termination Date”).

Investors will pay the most recent publicly announced offering price as of the date of their subscription.

.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

	Per Share	Total Maximum
Public Offering Price (1)(2)	$0.004	$11,000,000	(4)
Underwriting Discounts and Commissions (3)	$0.00	$0
Proceeds to Company	$0.004	$11,000,000	(4)

(1) We are offering shares on a continuous basis. See “Distribution – Continuous Offering”.

(2) This is a “best efforts” offering. The proceeds of this offering will not be placed into an escrow account. We will offer our Common Stock on a best efforts basis. As there is no minimum offering, upon the approval of any subscription to this Offering Circular, the Company shall immediately deposit said proceeds into the bank account of the Company and may dispose of the proceeds in accordance with the Use of Proceeds. See “How to Subscribe.”

(3) We are offering these securities without an underwriter.

(4) Total maximum calculations take into account 205,000,000 of common shares previously sold under this offering at the offering price of $0.005 per share. We are currently continuing to offer up to approximately $9,975,000 in our common shares, which, when taken together with the approximately $1,025,000 in common shares sold in the previous 12-months, is less than the rolling 12-month maximum offering amount of $20,000,000 allowable under Regulation A.

SIGNATURES

Pursuant to the requirements of Regulation A, the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Supplement No. 1 to Post-Qualification Regulation A Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fort Lauderdale, Florida, on May 18, 2021.

SFLMaven Corp.

By:	/s/ Joseph Ladin
Name:	Joseph Ladin
Title:	Chief Executive Officer and Director

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Joseph Ladin	Director	May 18, 2021
Joseph Ladin

SFLMAVEN CORP.

f/k/a

SUN KISSED INDUSTRIES, INC.

2485 E Sunrise Blvd, 201A

Fort Lauderdale, FL 33304

$11,000,000.00

2,750,000,000 SHARES OF COMMON STOCK

$0.004 PER SHARE